
07004550

SECU... ...SION
Washington, D.C. 20549


RECEIVED
SEC MAIL PROCESSING
MAR 01 2007
WASH, D.C. 210 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICD SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 SW 57th Court, Suite 420
(No. and Street)

South Miami (City) Florida (State) 33143 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ted Benghiat
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenfeld, Spritzer, Shechter & Sheer, CPA's
(Name – *if individual, state last, first, middle name*)

2525 Ponce de Leon Blvd, 5th Floor (Address) Coral Gables (City) Florida (State) 33134 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16
AB 3/13

OATH OR AFFIRMATION

I, Ted Benghiat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICD Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROBIN LYNN DAVIS
Notary Public - State of Florida
My Commission Expires Mar 4, 2008
Commission # DD296409
Bonded By National Notary Assn.

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

ICD SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS

Berenfeld, Spritzer, Shechter & Sheer
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

www.bsss-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ICD Securities, Inc.
Miami, Florida

We have audited the accompanying statements of financial condition of ICD Securities, Inc. as of December 31, 2006 and 2005 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICD Securities, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Berenfeld, Spritzer, Shechter & Sheer

BERENFELD, SPRITZER, SHECHTER & SHEER

February 28, 2007

2525 Ponce de Leon Boulevard • Coral Gables, Florida 33134 • Phone: 305.274.4600 • Fax: 305.274.4601
Offices in Fort Lauderdale • Sunrise

ICD SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Cash	$ 23,917	$ 10,666
Due from clearing broker/dealer	40,937	10,152
Prepaid expenses	3,990	-
TOTAL ASSETS	$ 68,844	$ 20,818
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Accounts payable	$ 15,453	$ -
Due to clearing broker/dealer	14,523	-
Due to related party	13,185	4,767
Total Liabilities	43,161	4,767
STOCKHOLDERS' EQUITY:		
Common stock, $0.10 par value, 1,000 shares authorized, issued and outstanding	100	100
Additional paid-in capital	71,900	24,900
Accumulated deficit	(46,317)	(8,949)
Total Stockholders' Equity	25,683	16,051
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 68,844	$ 20,818

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions	$ 92,199	$ -
Interest and dividend income	211	152
Other income	817	-
Total revenues	93,227	152
EXPENSES		
Administrative expenses	492	26
Clearing and underwriting fees	31,201	-
Commissions	20,000	-
Dues and subscriptions	7,771	-
Insurance	473	-
Interest	465	-
Legal and professional	10,561	7,478
Licenses and permits	427	-
NACI fees and charges	6,095	-
NASD fees	3,230	1,597
Office expenses	2,713	-
Referral fees	43,116	-
Rent	3,000	-
Telephone	433	-
Travel and entertainment	618	-
Total expenses	130,595	9,101
NET LOSS	$ (37,368)	$ (8,949)

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2004	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	(8,949)	(8,949)
Common stock issuance	1,000	100	-	-	100
Capital contributions	-	-	24,900	-	24,900
Balance, December 31, 2005	1,000	100	24,900	(8,949)	16,051
Net loss	-	-	-	(37,368)	(37,368)
Capital contributions	-	-	50,000	-	50,000
Distributions	-	-	(3,000)		(3,000)
Balance, December 31, 2006	1,000	$ 100	$ 71,900	$ (46,317)	$ 25,683

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (37,368)	$ (8,949)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Deposits with clearing broker/dealer	-	(10,152)
Due from/to clearing broker/dealer	(30,785)	-
Prepaid expenses	(3,990)	-
Accounts payable	15,453	-
Accrued expenses	14,523	-
Net cash used in operating activities	(42,167)	(19,101)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Distributions	(3,000)	-
Net cash used in investing activities	(3,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	50,000	25,000
Advances from related party	8,418	4,767
Net cash provided by financing activities	58,418	29,767
NET INCREASE IN CASH	13,251	10,666
CASH, Beginning of year	10,666	-
CASH, End of year	$ 23,917	$ 10,666

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2006	2005
Cash paid during the year for interest	$ 465	$ -

The accompanying notes are an integral part of these financial statements.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of organization

ICD Securities, Inc. (the "Company") was incorporated in 2004 pursuant to the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company is engaged in the sale of fixed income securities, such as FDIC insured certificates of deposit, government securities, FNMA, and FHLMC. The Company operated pursuant to the exemptive provisions of Subparagraph (K)(2)(ii) of SEC Rule 15c3-3. Transactions with the public and others in these securities are cleared on a fully disclosed basis with Sterne Agee, a clearing broker-dealer. All funds received and disbursed in connection with these transactions flow directly between the Company's customer and the clearing broker-dealer acting as agent for the Company. The Company does not hold or have access to the securities or funds of its customers.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

The following is a summary of the Company's significant accounting policies:

Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholder of an "S" corporation is taxed on his proportionate share of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal and state income taxes.

ICD SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 2 - DUE FROM CLEARING BROKER/DEALER

Accounts receivable from clearing broker/dealer consist of the following at December 31:

	2006	2005
Deposits	$ 15,018	$ 10,152
Commissions	25,919	-
	$ 40,937	$ 10,152

NOTE 3 - DUE TO CLEARING BROKER/DEALER

Accounts payable to clearing broker/dealer consist of the following at December 31:

	2006	2005
Clearing fees and related expenses	$ 14,523	$ -

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's office space was provided by an entity wholly owned by one of the stockholders, at a nominal monthly rent. Total payments for the years ended December 31, 2006 and 2005 to the related entity under this arrangement was $3,000 and $0, respectively. The Company also received general and administrative services from the related entity's personnel, at no charge to the Company.

As of December 31, 2006 and 2005 the Company owes an entity wholly owned by one of its stockholders, $5,685 and $13,185, respectively, for expenses paid on its behalf. During the year ended December 31, 2006 and 2005, the related entity paid expenses on behalf of the Company totaling $8,418 and $4,767, respectively. The Company made no payments during the years ended December 31, 2006 and 2005.

NOTE 5 - COMMON STOCK

Common stock is comprised of fully participating voting shares. Holders of common stock are entitled to one vote per share.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital based upon the activity of the Company in accordance with SEC Rule 15c3-1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirement constitutes otherwise. Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Uniform Net Capital Rule. At December 31, 2006 and 2005, the Company had excess net capital of $21,367 and $11,051, respectively.

NOTE 8 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through Sterne Agee, a clearing broker-dealer.

SCHEDULE I

ICD SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006 AND 2005

	2006	2005
NET CAPITAL		
Total Stockholder's Equity	$ 25,683	$ 16,051
Deduct stockholder's equity not allowable for net capital	-	-
Total Stockholder's Equity Qualified for Net Capital	25,683	16,051
Deductions and/or charges:		
Non-allowable assets:		
Securities not readily marketable	-	-
Tentative Net Capital	25,683	16,051
Haircuts on Securities	-	-
Net Capital	$ 25,683	$ 16,051
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable	$ 15,453	$ -
Accrued expenses	14,523	-
Due to related party	13,185	4,767
Total Aggregate Indebtedness	$ 43,161	$ 4,767
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required 6 2/3% of aggregate indebtedness	$ 2,875	$ 317
Minimum dollar net capital requirement	5,000	5,000
NET CAPITAL REQUIRED	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 20,683	$ 11,051
EXCESS NET CAPITAL AT 1000%	$ 21,367	$ 15,574
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.68 to 1	0.30 to 1

See independent auditors' report.

SCHEDULE I (Continued)

ICD SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006 AND 2005

	2006	2005
UNAUDITED NET CAPITAL REPORTED ON FOCUS REPORT	$ 44,646	$ 15,899
Adjustments:		
Correction of prepaid expenses	3,990	-
Correction of accounts payable	(15,453)	-
Correction of due to related party	(7,500)	-
Correction of clearing deposit	-	152
AUDITED NET CAPITAL REPORTED HEREIN	$ 25,683	$ 16,051

See independent auditors' report.

SCHEDULE II

ICD SECURITIES, INC.
COMPUTATION FOR DETERMININATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006 and 2005

	2006	2005
Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$ -	-
Monies borrowed collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to receive	-	-
Credit balances in firm accounts which are attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days old	-	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	-
Total credit items	-	-
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-	-
Other	-	-
Total debit items	-	-
Reserve computation:		
Excess of total debits over total credits	$ -	$ -
Required deposit	NONE	NONE

There were no differences between this computation for determination of reserve requirements and the corresponding computation prepared by ICD Securities, Inc. and included in its unaudited Part II Focus Report filing as of same date, which differences are considered to be material.

Berenfeld, Spritzer, Shechter & Sheer
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

www.bsss-cpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
ICD Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of ICD Securities, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

2525 Ponce de Leon Boulevard • Coral Gables, Florida 33134 • Phone: 305.274.4600 • Fax: 305.274.4601

Offices in Fort Lauderdale • Sunrise

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose of described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenfeld, Spritzer, Shechter & Sheer

BERENFELD, SPRITZER, SHECHTER & SHEER

February 28, 2007

END